Exhibit 99.1

Aris Mining REMINDS ARIS.WT.A WARRANT HOLDERS OF UPCOMING EXPIRY

Vancouver, Canada, July 9, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reminds holders of its TSX-listed warrants trading under the symbol ARIS.WT.A (the Warrants) that the Warrants will automatically expire at the close of markets on July 29, 2025. Any Warrants not exercised by that time will become void and have no value.

The Warrants are currently “in-the-money”, with an effective exercise price of C$5.50 per share1 compared to a closing share price of C$9.46 on July 8, 2025.

To date, approximately 48.2% of the Warrants have been exercised, generating C$77.0 million (approximately US$56 million) in proceeds for the Company. If all remaining outstanding Warrants are exercised, Aris Mining would receive an additional C$83.0 million (approximately US$61 million).

Neil Woodyer, CEO of Aris Mining, commented “The upcoming expiry of the Warrants represents the final step in simplifying our capital structure. Since our formation in September 2022, we have progressively eliminated legacy convertible instruments, resulting in a more streamlined share structure with no overhangs. Combined with strong cash flow from operations, the proceeds from warrant exercises have further strengthened our balance sheet, contributing to a cash position of over US$310 million as of June 30."

Important Note for Investors

Warrant holders who wish to exercise their Warrants should contact their brokers or financial advisors to ensure sufficient time is allowed to complete the process. Please note that brokerage firms may impose earlier cut-off times for exercise instructions, and holders should confirm the deadline applicable to their accounts.

Warrant Exercise Summary

	Number of ARIS.WT.A Warrants	Underlying Aris Mining Shares[1]	Proceeds from Exercise (C$ million)

Originally outstanding	58,168,755	29,084,377	C$160.0
Total exercised to July 7, 2025	28,008,776	14,004,388	C$77.0
% exercised	48.2%
Current outstanding	30,159,979	15,079,989	C$83.0

 About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

1 Each Warrant entitles the holder to purchase 0.5 of a common share at an exercise price of C$2.75, equivalent to C$5.50 per full share for two warrants.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the Segovia mill expansion, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned and its results are also expected in Q3 2025.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com